Exhibit 12

LACLEDE GAS COMPANY

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,
	2013	2012	2011	2010	2009
(Thousands of Dollars)

Income before interest charges and income taxes	$89,553	$93,515	$102,317	$84,727	$77,395
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,990	1,569	1,780	1,820	1,833
Total Earnings	$91,543	$95,084	$104,097	$86,547	$79,228
Interest on long-term debt	$24,884	$22,958	$23,161	$24,583	$24,583
Other Interest	1,253	2,198	2,383	2,269	5,770
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,990	1,569	1,780	1,820	1,833
Total Fixed Charges	$28,127	$26,725	$27,324	$28,672	$32,186

Ratio of Earnings to Fixed Charges	3.25	3.56	3.81	3.02	2.46